UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 000-25383

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No☑

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

CHANGE IN PRINCIPAL FINANCIAL OFFICER

On April 14, 2006, in connection with our earnings release for the year ended March 31, 2006, we announced that Mr. T.V. Mohandas Pai, member of our board of directors ("Board"), will be giving up his position as CFO from April 30, 2006. Mr. V. Balakrishnan, currently Senior Vice President - Finance and Company Secretary, will take over as our CFO from May 1, 2006. Mr. Pai will continue to be a member of our Board and will be responsible for Human Resources Development, Education and Research, and Administration.

Mr. V. Balakrishnan has been Company Secretary and Senior Vice President - Finance since April 1, 2004. Since he joined us in 1991, he has served in various capacities in our Finance department. Prior to that, Mr. Balakrishnan was Senior Accounts Executive for Amco Batteries Limited. Mr. Balakrishnan received a B.Sc. from the University of Madras. He is an Associate Member of the Institute of Chartered Accountants of India, an Associate Member of the Institute of Company Secretaries of India and an Associate Member of the Institute of Cost & Works Accountants of India. Mr. Balakrishnan also serves on the boards of Infosys Australia and Infosys Consulting, both wholly owned subsidiaries.

We have not entered into an employment agreement with Mr. V. Balakrishnan in connection with his appointment as the CFO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited
/s/ Nandan M. Nilekani Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

Date: April 17, 2006